SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. Annual General Meeting to be held October 18, 2006.

     2.   Internet Gold-Golden Lines Ltd. Proxy Card.

     3.   Letter to Shareholders.

                                                                          ITEM 1

                        INTERNET GOLD - GOLDEN LINES LTD.
                            1 Alexander Yanai Street
                              Petach-Tikva, Israel

                           --------------------------

                  NOTICE OF 2006 ANNUAL MEETING OF SHAREHOLDERS


Dear Internet Gold-Golden Lines Ltd. Shareholders:


         We are pleased to invite you to the Annual General Meeting of Shareholders to be held on Wednesday, October 18, 2006, at 4:00 p.m., at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

          (1)  To elect one Class A director for term expiring in 2009;

          (2) To approve the purchase of a directors' and officers' liability insurance policy;

          (3) To ratify the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services; and

          (4) To review and discuss our auditors' report and consolidated financial statements for the year ended December 31, 2005.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on September 8, 2006, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least twenty-four
(24) hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors
                                            Petach-Tikva, Israel

                        INTERNET GOLD - GOLDEN LINES LTD.
                            1 Alexander Yanai Street
                              Petach-Tikva, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd., or the Company, to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, to be held on Wednesday, October 18, 2006, at 4:00 p.m., and any adjournment thereof, at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

         This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about September 12, 2006.

Purpose of the Annual General Meeting

         Shareholders will be asked to vote upon: (i) the election of one Class A director; (ii) the approval of the purchase of a directors' and officers' liability insurance policy; and (iii) the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Board of Directors to delegate to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services. In addition, our consolidated auditors' report and our consolidated financial statements for the year ended December 31, 2005 will be reviewed and considered at the Meeting.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on September 8, 2006, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

         Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least twenty-four (24) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least twenty-four (24) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of September 8, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 18,431,500 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

         We have received indications from our principal shareholder, Euronet Communications Ltd., which holds approximately 68.81% of our issued and outstanding ordinary shares, that it presently intends to vote for the nominee for director and in favor of all of the matters to be acted upon at the Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of September 8, 2006 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                                    Number of Ordinary Shares   Percentage of Outstanding
                                                      Beneficially Owned (1)        Ordinary Shares (2)
                                                      ----------------------        -------------------
Euronet Communications Ltd.(3) ...................        12,683,135                     68.81%
Shaul Elovitch (3)................................        12,683,135                     68.81%
Yossef Elovitch (3)...............................             --                          --
Anat Winner.......................................             --                          --
Aliza Schloss.....................................             --                          --
Orly Guy .........................................             --                          --
Ronit Gotliv .....................................             --                          --
Eli Holtzman......................................           172,118                        *
All directors and executive officers as a group
    (12 persons)..................................        12,855,253                    69.74%

---------------------------

* less than 1 percent

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of September 8, 2006 are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of September 8, 2006.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd., which is 50.33% owned by Eurocom Holdings Ltd. and 49% is held in trust for four affiliated holding companies. Mr. Shaul Elovitch, our chairman, and the chairman of the Board of Directors of Eurocom Holdings Ltd., holds 80% of Eurocom Holdings Ltd.'s shares and 75% of Eurocom Holdings Ltd.'s management shares, and Mr. Yossef Elovitch, his brother and our director, holds 20% of Eurocom Holdings Ltd.'s shares and 25% of Eurocom Holdings Ltd.'s management shares. The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. An additional 0.67% ownership interest in Eurocom

         Communications Ltd. is held directly by Mr. Shaul Elovitch. Due to Mr. Shaul Elovitch's interest in Eurocom Communications Ltd. and his positions as director in the above-mentioned companies, he is deemed to beneficially own the ordinary shares directly held by Euronet Communications Ltd.

                          ELECTION OF CLASS A DIRECTOR
                           (Item 1 on the Proxy Card)

         Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes, Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have one Class A director, two Class B directors and two Class C directors. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors. Outside directors serve for three-year terms, which may be renewed for only one additional three-year term. Ms. Orly Guy and Ms. Ronit Gotliv were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2008 annual general meeting of shareholders, following which each may serve for one additional three-year term.

         The Board of Directors proposes the election of Mr. Shaul Elovitch to serve as a Class A director to hold office for three years until the Annual General Meeting of Shareholders to be held in 2009, and until his successor is elected and qualified.

         Under a recent amendment to the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). Our Board of Directors has determined that our Board of Directors will include at least two directors who have "accounting and financial expertise" within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Shaul Elovitch, Ms. Anat Winner, Ms. Aliza Schloss and Ms. Orly Guy have the requisite "accounting and financial expertise.

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since Euronet Communications Ltd. holds more than 50% of our voting power. As such, we are exempted from the NASDAQ Marketplace Rules requirement that a majority of a company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Should the director nominee be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominee is not expected to be unavailable.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as director the nominee named above.

         Set forth below is information about Mr. Shaul Elovitch, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Nominee for Election as Class A Director for Term Expiring in 2009

         Shaul Elovitch, 59, has served as chairman of our Board of Directors since our inception in 1992. Mr. Elovitch is the founder of Eurocom Communications Ltd. and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the Board of Directors and chief executive officer of Eurocom Holdings Ltd. and Eurocom Communications Ltd., our parent company, since 1985. Mr. Elovitch serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

         Shareholders may vote in favor of the election of the nominee named above, or may withhold their vote in respect of such nominee. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, and voting thereon, is required to elect the nominee named above as a director.

The Board of Directors recommends a vote FOR the election of Mr. Elovitch.

Directors Continuing in Office

         Anat Winner, 47, has served as a director since August 2001. Ms. Winner has been self employed as a business advisor since July 2003. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

         Aliza Schloss, 54, has served as a director since July 2005. Ms. Schloss has served as a director and/or officer of various other companies in the Eurocom group. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various other committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various other committees of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd., F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. - Bank Hapoalim. Mrs. Schloss served as a director of Arim Urban Development Co. Ltd. until November 2005. Since January 2005, Mrs. Schloss has served as a member of the Israeli examination of appointments governmental committee. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration, an M.A. degree in Political Science and an M.P.A. degree in Public Administration from the Hebrew University of Jerusalem and a B.Sc. degree in Biology from the Ben-Gurion University of the Negev.

         Yossef Elovitch, 55, has served as a director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He also serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

         Eli Holtzman, 58, co-founded our company and has been our chief executive officer since 1992 and a director since July 1999. Mr. Holtzman serves as chairman of the Board of Directors of MSN Israel and Start Net. From November 2002 to January 2004, Mr. Holtzman served as chief executive officer of Smile.Communications Ltd. and has served in that role again since January 2005. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical Science from Illinois University.

         Orly Guy, 46, has served as one of our outside directors since July 2005. Ms. Guy has served as a managing partner of Guy and Co., a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law since 1994. Since 2000 Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B degree from Tel Aviv University.

         Ronit Gotliv, 54, has served as one of our outside directors since July 2005. On January 2006 Ms. Gotliv joined Guy, Bachar & Co., a Tel Aviv law firm. From 1999 to December 2005, Ms. Gotliv served as a managing partner of R. Gotliv and Co., a Tel Aviv law firm specializing in commercial, corporate and real estate law. From 1984 to 1999, Ms. Gotliv was employed as an attorney at B.A. Gotliv Ltd. - Law Offices. Ms. Gotliv holds an LL.B degree from Tel Aviv University.

         Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005:

                                                          Salaries, fees, commissions and bonuses(1)
                                                          ------------------------------------------
       All directors and executive officers as a
          group (12 persons)......................                         $ 1.2 million

(1) Includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

                  APPROVAL OF THE PURCHASE OF A DIRECTORS' AND
                      OFFICERS' LIABILITY INSURANCE POLICY
                           (Item 2 on the Proxy Card)

         The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, for
(a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law.

         The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission done with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

         Under the Israeli Companies Law, the purchase of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is also a director, also the shareholders, in that order.

         We maintained directors' and officers' liability insurance with a per claim and aggregate coverage limit of $5,000,000. Such policy expired on July 31, 2006. Subject to the ratification and approval by the shareholders at the Meeting, our Audit Committee and Board of Directors have approved the purchase of a directors' and officers' liability insurance policy, or the Policy, from Migdal Insurance Company Ltd., or Migdal, covering all of the directors and officers of our company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law).

         The principals terms of the Policy are as follows:

          o The Policy is for period commencing on August 1, 2006 and ending on July 31, 2007.

          o The Policy has a per claim and aggregate coverage limit of $5,000,000.

          o The annual premium to be paid with respect to the Policy will be $68,875.

          o The policy provides for (1) $25,000 deductible in connection with any claim, excluding claims arising in the U.S. and Canada; (2) $100,000 deductible in connection with claims arising in the U.S. and Canada; and (3) $300,000 deductible in connection with SEC claims.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of a directors' and officers' liability insurance policy by Internet Gold - Golden Lines Ltd., covering all of the directors and the officers of the Company, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), with a per claim and aggregate coverage limit of $5,000,000 and a total annual premium of $68,875, for a period commencing on August 1, 2006 and ending on July 31, 2007, be and hereby is ratified and approved."

         Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution. Generally, in order for such resolution to be effective with respect to a director who is deemed a controlling shareholder, either (i) the shares voting in favor of such proposal include at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Meeting (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. Pursuant to a recent amendment to regulations promulgated under the Israeli Companies Law, Relief from Related Party Transactions, or the Relief Regulations, such special majority is not required if the audit committee and board of directors of the company have determined that the terms of the insurance policy are identical with respect to all of the directors and officers of the company, and that the purchase of the insurance policy was made on arm's-length basis and does not have a substantial affect on the company's profitability, property or obligations. However, such special majority will be required if one or more shareholders holding at least 1% of the issued and outstanding share capital of our company or of our company's voting rights, objects to the relief from the special majority requirement, provided that such objection is submitted to our company in writing not later than 14 days from the date of the publication of the notice regarding the 2006 annual general meeting of shareholders of our company.

         Our Audit Committee and Board of Director determined that the terms of the Policy are identical with respect to all of the directors and officers of the Company, and that the purchase of the Policy was made on arm's-length basis.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

         Our Board of Directors first appointed Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent registered public accountants in 1999 and has reappointed the firm as our independent public accountants since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors.

         At the Meeting, shareholders will be asked to approve the re-appointment of Somekh Chaikin as our independent registered public accountants, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Somekh Chaikin's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our auditors.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2005, we paid Somekh Chaikin approximately $158,466 for audit services and approximately $10,600 for tax-related services.

         The following resolution will be offered by the Board of Directors at the Meeting:

                  "RESOLVED, that the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as recommended by our company's Audit Committee and the Board of Directors, as the independent public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2006, be and hereby is approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to determine the remuneration of said auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Companies Law. This item will not involve a vote of the shareholders. The foregoing Auditors' Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2005 (filed with the SEC on June 29, 2006), may be viewed on our website - www.igld.com or through the EDGAR website of the SEC at www.sec.gov.

         None of the Auditors' Report, the Consolidated Financial Statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors


Dated: September 12, 2006

                                                                          ITEM 2

                         INTERNET GOLD-GOLDEN LINES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 18, 2006 at 4:00 p.m. at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141 Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEE FOR CLASS A DIRECTOR IN ITEM 1 AND FOR ITEMS 2 AND 3. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         INTERNET GOLD-GOLDEN LINES LTD.

                                October 18, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS A
                     DIRECTOR AND "FOR" PROPOSALS 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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1.   The election of a Class A Director for a term expiring in 2009.

[ ] FOR THE NOMINEE

[ ] WITHHOLD AUTHORITY FOR THE NOMINEE


NOMINEE:

SHAUL ELOVITCH


Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to Proposal 2.


2. Approval of the procurement of a directors' and officers' liability insurance policy.

         [ ] FOR         [ ] AGAINST     [ ] ABSTAIN


Do you have a personal interest with respect to Proposal 2?   YES ____ NO _____

3. Ratification of the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as the Company's independent registered public accountants for the year ending December 31, 2006 and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

         [ ] FOR         [ ] AGAINST     [ ] ABSTAIN


To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          ITEM 3

                 [LETTERHEAD OF INTERNET GOLD-GOLDEN LINES LTD.]

Dear Shareholder,

Our Annual General Meeting of Shareholders is scheduled for October 18, and we look forward to seeing you there. In the meantime, I'd like to take this opportunity to review our achievements since the last shareholders' meeting.

The last 12 months have been an important period of progress for Internet Gold. Our primary focus was to build our revenues and market share through a significant ramp-up of our international telephony and IP media businesses. To improve our profitability, we carried out an organization-wide efficiency process, streamlining our back-office operations while unifying our call centers and sales organizations. Our rebranding of all Group activities under the "Smile" brand was an important move that helped us extend our marketing reach while improving the efficiency of each marketing dollar.

The net effect of all these efforts was a 40% increase in our revenues compared to last year, with 20 consecutive quarters of net income and positive cash flow. We recently posted record second quarter results, with 29% year-over-year revenue growth bringing us close to the NIS 100 million milestone and a 43% increase in operating income.

Although we are proud of these achievements, we believe it will be a challenge to maintain such a strong pace of organic growth in a competitive and fragmented market. To meet this challenge, for the past year we have been preparing ourselves to carry out a strategic merger with the aim of significantly increasing our market share, penetrating new market niches and optimizing our fixed expenses. To help finance such a transaction, we raised approximately $55 million last year in a convertible bond offering. We also reorganized ourselves into a holding company structure in which our wholly-owned subsidiaries, Smile.Communications and Smile.Media, operate independently.

We are now moving into the next stage of this plan. On July 25, we signed an agreement to buy a controlling interest in 012-Golden Lines with the intention of merging it with Smile.Communications. This will transform Smile.Communications into a company with more than a billion shekels in revenues positioned to be a strong #2 player in Israel's ISP and international telephony space. In addition, 012 will bring with it a strong base in data communications and domestic telephony, which, when combined with our existing strengths in business services, value added services and rich content, will enable Smile.Communications to offer a broad range of unique new service packages. Perhaps most importantly, the merger will bring us 012's impressive operational and financial management teams, enabling us to extend the depth of our management capabilities.

Since both 012 and Smile.Communications are profitable, the merger is likely to be immediately accretive to our operating profits, even before we begin to recognize expected economies of scale. As such, the merger will give us better margins for the larger - and higher quality - basket of services that we will be able to offer.

We have recently applied for the regulatory approvals that are required to complete the merger, which we hope to receive in approximately two to three months. We will then begin planning the merger itself, a process that we expect will take another few months. Stella Hendler, a superb manager who has been the CEO of 012 for the past four years, will become the CEO of the merged communications subsidiary. We are confident in her ability to continue building Smile.Communications from a strong initial platform so that it may achieve its full potential.

Following the successful completion of the merger, and after verifying that the newly merged company is operating efficiently, my primary role will change. I will continue to lead our publicly traded company, Internet Gold, which will serve as the "mother" company of our two subsidiaries, Smile.Communications and Smile.Media. In addition, I will also serve as full time CEO and take an active part in further developing Smile.Media into a leading international Internet media group with a family of portals and e-commerce sites.

This is a very exciting challenge for me personally. I have over 30 years of experience in the fields of marketing, advertising and media and served as CEO of Israel's largest advertising agency some 20 years ago. I know this industry and its people well and can sense that the Internet is emerging as the leading medium for advertising and commerce. We have been working to position Smile.Media to take full advantage of this high-potential opportunity, which we believe will drive strong growth for Internet Gold.

Doron Turgeman will continue to serve as my deputy for the entire group and the CFO of the publicly-traded parent company. He will also serve as the CFO of our Media business while guiding its strong team. In addition, both Doron and I will increase our focus on investor relations, in both Israel and the US. With a great story to tell, we believe the time has come to spread the word beyond our existing investor base. We think this is an important effort that will increase shareholder value.
In summary, the merger of Smile.Communications and 012 will make us a much stronger competitor, extend our brand, almost triple our revenues and give new power to our marketing capabilities, making us a significant leading player in this market. It will make it possible for us to achieve economies of scale that will improve our margins, significantly boosting the profitability of the business. Finally, the merger enhances our management team with the addition of proven talent that will help us succeed in new initiatives designed to satisfy a sophisticated marketplace.

With a clear focus, a leading position in growing markets and growing momentum, we are excited as we look to the future.

As always, we offer heartfelt thanks for your continued support, and look forward to reporting additional progress in the years ahead.

Faithfully yours,
Eli Holtzman, CEO

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  September 14, 2006